SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A*
(Rule 13d-1(c))

(Amendment No. 3)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO 13d-2(b)

COVANTA HOLDING CORPORATION
(Name of Issuer)

Common Stock, $0.10 par value
(Title of Class of Securities)

22282E102
(CUSIP Number)

December 31, 2010
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G/A is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 11 Pages)

______________________________
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 22282E102	13G/A	Page 2 of 11 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Blue Ridge Limited Partnership 13-3891223
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 5,422,817
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 5,422,817
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,422,817
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.53%
12	TYPE OF REPORTING PERSON** PN

** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 22282E102	13G/A	Page 3 of 11 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Blue Ridge Offshore Master Limited Partnership 98-0412446
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, BWI
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 3,239,300
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 3,239,300
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,239,300
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.11%
12	TYPE OF REPORTING PERSON** PN

** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 22282E102	13G/A	Page 4 of 11 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Blue Ridge Capital Holdings LLC 13-3879585
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 5,422,817
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 5,422,817
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,422,817
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.53%
12	TYPE OF REPORTING PERSON** OO

** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 22282E102	13G/A	Page 5 of 11 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Blue Ridge Capital Offshore Holdings LLC 52-2415816
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 3,239,300
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 3,239,300
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,239,300
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.11%
12	TYPE OF REPORTING PERSON** OO

** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 22282E102	13G/A	Page 6 of 11 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) John A. Griffin Not Applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 8,662,117
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 8,662,117
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,662,117
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.65%
12	TYPE OF REPORTING PERSON** IN

** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 22282E102	13G/A	Page 7 of 11 Pages

Item 1 (a).	NAME OF ISSUER.

The name of the issuer is Covanta Holding Corporation (the “Company”).

Item 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

The Company’s principal executive offices are located at 40 Lane Road, Fairfield, NJ 07004.

Item 2 (a).	NAME OF PERSON FILING:

This statement is filed by:

(i)	Blue Ridge Limited Partnership, a New York limited partnership ("BRLP"), with respect to the shares of Common Stock directly owned by it;

(ii)	Blue Ridge Offshore Master Limited Partnership, a Cayman Islands exempted limited partnership ("BROMLP"), with respect to the shares of Common Stock directly owned by it;

(iii)	Blue Ridge Capital Holdings LLC, a New York limited liability company ("BRCH"), with respect to the shares of Common Stock directly owned by BRLP;

(iv)	Blue Ridge Capital Offshore Holdings LLC, a New York limited liability company("BRCOH"), with respect to the shares of Common Stock directly owned by BROMLP; and

(v)	John A. Griffin with respect to the shares of Common Stock directly owned by BRLP and BROMLP.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.”  Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The address of the business office of each of Mr. Griffin, BRLP, BRCH and BRCOH is 660 Madison Avenue, 20th Floor, New York, NY  10065-8405.  The address of the business office of BROMLP is P.O. Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands.

Item 2(c).	CITIZENSHIP:

BRLP is a limited partnership organized under the laws of the State of New York.  BROMLP is an exempted limited partnership organized under the laws of the Cayman Islands.  BRCH is a limited liability company organized under the laws of the State of New York.  BRCOH is a limited liability company organized under the laws of New York.  Mr. Griffin is a United States citizen.

CUSIP No. 22282E102	13G/A	Page 8 of 11 Pages

Item 2(d).	TITLE OF CLASS OF SECURITIES:

Common Stock, $0.10 par value (the "Common Stock").

Item 2(e).	CUSIP NUMBER:

22282E102

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act,
(b)	☐	Bank as defined in Section 3(a)(6) of the Act,
(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act,
(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940,
(e)	☐	Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E),
(f)	☐	Employee Benefit Plan or Endowment Fund in accordance with 13d-1(b)(1)(ii)(F),
(g)	☐	Parent Holding Company or control person in accordance with Rule 13d-1(b)(ii)(G),
(h)	☐	Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,
(i)	☐	Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Not applicable.

Item 4.	OWNERSHIP.

The percentages used in Item 4 are calculated based upon the 153,406,403 shares of Common Stock outstanding, as reflected in the Company's Form 10-Q, as filed on October 20, 2010.

CUSIP No. 22282E102	13G/A	Page 9 of 11 Pages

A.	BRLP
	(a)	Amount beneficially owned: 5,422,817
	(b)	Percent of class: 3.53%.
	(c)	(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: 5,422,817
		(iii)	Sole power to dispose or direct the disposition: -0-
		(iv)	Shared power to dispose or direct the disposition of: 5,422,817

B.	BROMLP
	(a)	Amount beneficially owned: 3,239,300
	(b)	Percent of class: 2.11%
	(c)	(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: 3,239,300
		(iii)	Sole power to dispose or direct the disposition: -0-
		(iv)	Shared power to dispose or direct the disposition: 3,239,300

C.	BRCH
	(a)	Amount beneficially owned: 5,422,817
	(b)	Percent of class: 3.53%
	(c)	(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: 5,422,817
		(iii)	Sole power to dispose or direct the disposition: -0-
		(iv)	Shared power to dispose or direct the disposition: 5,422,817

D.	BRCOH
	(a)	Amount beneficially owned: 3,239,300
	(b)	Percent of class: 2.11%
	(c)	(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: 3,239,300
		(iii)	Sole power to dispose or direct the disposition: -0-
		(iv)	Shared power to dispose or direct the disposition: 3,239,300

E.	John A. Griffin
	(a)	Amount beneficially owned: 8,662,117
	(b)	Percent of class: 5.65%
	(c)	(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: 8,662,117
		(iii)	Sole power to dispose or direct the disposition: -0-
		(iv)	Shared power to dispose or direct the disposition: 8,662,117

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

CUSIP No. 22282E102	13G/A	Page 10 of 11 Pages

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

BRCH, the general partner of BRLP, has the power to direct the affairs of BRLP, including decisions respecting the receipt of dividends from and the proceeds from the sale of Common Stock.  BRCOH, the general partner of BROMLP, has the power to direct the affairs of BROMLP, including decisions respecting the receipt of dividends from and the proceeds from the sale of Common Stock.  Mr. Griffin is the Managing Member of BRCH and BRCOH, and in that capacity directs their operations.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

Item 10.	CERTIFICATION.

Each of the Reporting Persons hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 22282E102	13G/A	Page 11 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  February 14, 2011

BLUE RIDGE LIMITED PARTNERSHIP

By:	Blue Ridge Capital Holdings LLC, as
General Partner

	By:	/s/ John A. Griffin
	Name:	John A. Griffin
	Title:	Managing Member

BLUE RIDGE OFFSHORE MASTER LIMITED PARTNERSHIP

By:	Blue Ridge Capital Offshore Holdings LLC,
as General Partner

	By:	/s/ John A. Griffin
	Name:	John A. Griffin
	Title:	Managing Member

BLUE RIDGE CAPITAL HOLDINGS LLC

By:	/s/ John A. Griffin
Name:	John A. Griffin
Title:	Managing Member

BLUE RIDGE CAPITAL OFFSHORE HOLDINGS LLC

By:	/s/ John A. Griffin
Name:	John A. Griffin
Title:	Managing Member

JOHN A. GRIFFIN

/s/ John A. Griffin